

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

April 15, 2010

Mr. Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

      Re: The Charles Schwab Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              File No. 001-09700

Dear Mr. Bettinger:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Income, page 42

1.   We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 2   Summary of Significant Accounting Policies, page 46

Securities available for sale and securities held to maturity, page 47

2.   We note that you deem debt securities with unrealized losses to be other-than-temporarily impaired when either the company intends to sell the security or if the company will be required to sell such security prior to any anticipated recovery. Please clarify whether the company uses the probability standard of, "more likely than not", in assessing whether it will be required to the sell the security before recovery. Please show us how you will revise future filings to clarify. Refer to FASB ASC 320-10-35-34A.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant